HUNTON ANDREWS KURTH LLP 200 PARK AVENUE NEW YORK, NY 10166-0005 TEL 212 • 309 • 1000 FAX 212 • 309 • 1100

October 27, 2023

Via Edgar and Electronic Mail

Mr. Jason Weidberg

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Evergy Missouri West, Inc.
Evergy Missouri West Storm Funding I, LLC
Registration Statement on Form SF-1
Filed December 20, 2022
File Nos. 333-268913 and 333-268913-01

Dear Mr. Weidberg and Mr. Sandel:

On behalf of Evergy Missouri West, Inc. (“Evergy Missouri West”) and Evergy Missouri West Storm Funding I, LLC (the “Issuing Entity”, and, together with Evergy Missouri West, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 1 reflects the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated January 17, 2023 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on December 20, 2022.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Mr. Jason Weidberg and Mr. Arthur Sandel

Securities and Exchange Commission

October 27, 2023

Registration Statement on Form SF-1

Form of Prospectus

Prospectus Summary of Terms

Diagram of Transaction and Flow of Funds, page 6

1.	The diagram of the transaction and the chart representing the flow of funds are not readable. Specifically, the diagrams are too small and the text is not clear or legible. Please revise accordingly.

The Registrants confirm that the sizes of the diagram of the transaction and the chart representing the flow of funds have been increased in Amendment No. 1 to improve the readability of such diagram and chart.

Security for the Securitized Utility Tariff Bonds

Pledge of Collateral, page 82

2.

We note that, in addition to the securitized utility tariff property, property in the collection account and all of its subaccounts will also secure the bonds, including “cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

3.	Please file your remaining exhibits with your SF-1 amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

The Registrants plan on filing the remaining exhibits as exhibits to the next amendment to the SF-1.

*   *   *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Mr. Jason Weidberg and Mr. Arthur Sandel

Securities and Exchange Commission

October 27, 2023

Sincerely,

/s/ Michael J. Fitzpatrick, Jr.
Michael J. Fitzpatrick, Jr., Esq.

cc:	David A. Campbell, Evergy Missouri West, Inc.

Geoffrey T. Ley, Evergy Missouri West Storm Funding I, LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP